                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                Capital Bancorp
                                ---------------
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   139734107
                                 --------------
                                 (CUSIP Number)

                                Jackson W. Moore
                                   President
                           Union Planters Corporation
                          7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                                 (901) 580-2877
                                 --------------

                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                August 12, 1997
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP No.:   139734107
             ----------------

------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person:                       Union Planters Corporation
                                    ------------------------------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:
                                                             ------------------------------------------
                                   I.R.S. Identification No. 62-0859007
         ---------------------------------------------------------------------------------------------

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2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.      [ ]              b.       [ ]

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3.       SEC Use Only

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4.       Source of Funds (see Instructions):                [WC; OO]
                                            ----------------------------------------------------------

------------------------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
         or 2(e):         [ ]

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6.       Citizenship or Place of Organization:          Tennessee
                                                ------------------------------------------------------

------------------------------------------------------------------------------------------------------


                          7.       Sole Voting Power:                            *
                                                        ----------------------------------------------
Number of
Shares Beneficially       8.       Shared Voting Power:                         0*
                                                       -----------------------------------------------
Owned by
Each Reporting            9.       Sole Dispositive Power:                       *
                                                           -------------------------------------------
Person With
                          10.     Shared Dispositive Power:                    0*
                                                           -------------------------------------------

------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:           *
                                                                       -------------------------------


------------------------------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions):      [ ]


------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11:          16.6%**
                                                          --------------------------------------------


------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):           CO
                                                       -----------------------------------------------


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

* The shares that are the subject of this filing are purchasable by Union Planters Corporation ("UPC") upon exercise of an option (the "Option") issued to UPC on August 12, 1997, and described in Item 4 of this report. Prior to the exercise of the Option, UPC is not entitled to any rights as a shareholder of Capital Bancorp ("Capital") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. UPC expressly disclaims beneficial ownership of any of the shares of common stock of Capital which are purchasable by UPC upon exercise of the Option.

**   The percentage indicated represents the percentage of the total outstanding shares of common stock of Capital as of July 31, 1997, taking into consideration the 1,510,500 shares of Capital common stock that would be issued pursuant to the Option. For the reasons discussed in the footnote above, UPC expressly disclaims beneficial ownership of any of the shares of common stock of Capital which are purchasable by UPC upon exercise of the Option.

ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock of Capital, $1.00 par value per share ("Capital Common Stock"). Capital is a Florida corporation whose principal executive offices are located at 1221 Brickell Avenue, Miami, Florida 33131.

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is being filed by UPC, a Tennessee chartered bank holding company whose principal executive offices are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

         To the best of UPC's knowledge, during the last five years, neither UPC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPC.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that shares of Capital Common Stock as described in Item 4 would be purchased with working capital funds of UPC.

ITEM 4.     PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of August 12, 1997 (the "Agreement"), by and between UPC and Capital, and in consideration thereof, Capital issued an option to UPC on August 12, 1997 (the "Option") to purchase, under certain conditions, up to 1,510,500 shares of Capital Common Stock subject to adjustment under certain circumstances at a purchase price of $40.50 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to UPC pursuant to a Stock Option Agreement, dated as of August 12, 1997 (the "Option Agreement"), between UPC and Capital. The Option is not effective until the earlier to occur of (i) expiration of the termination right set forth in Section 10.1(f) of the Agreement, without prior exercise of such right by UPC and (ii) delivery by UPC of written notice to Capital to the effect that UPC has waived its right to terminate the Agreement pursuant to Section 10.1(f).

         The Agreement provides, among other things, for the merger of Capital with a newly-formed, wholly-owned, first-tier subsidiary of UPC, with Capital as the corporation surviving from the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of the Capital shareholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Capital Common Stock (excluding shares held by Capital, or UPC, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into and exchanged for .8525 of a share, subject to possible adjustment under certain circumstances as set forth in the Agreement, of the common stock of UPC, $5.00 par value per share, and associated stock purchase rights ("UPC Common Stock") (the "Exchange Ratio").

         Under the Agreement, Capital has the right to terminate the Agreement at any time commencing two days after the Determination Date (as defined in the Agreement) if (i) the Average Closing Price (as defined in the Agreement) of UPC Common Stock is less than the product of .80 and the Starting Price (as defined in the Agreement), and (ii) (a) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "UPC Ratio") shall be less than (b) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price (as defined in the Agreement) on the Starting Date (as defined in the Agreement) and subtracting 0.15 from the quotient. UPC has the right to elect to adjust the Exchange Ratio in accordance with the terms of the Agreement, and thereby eliminate Capital's right to terminate the Agreement.

         In addition, UPC can terminate the Agreement at any time before September 12, 1997, pursuant to standards included in the Agreement based upon a due diligence investigation of Capital.

         If (i) UPC is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, UPC may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

         (A) Capital shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than UPC or any subsidiary of UPC) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving Capital or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 25 percent or more of the consolidated assets of Capital and its subsidiaries, or (3) the issuance, sale or other disposition or 25 percent or more of the voting securities of Capital or any of its subsidiaries; or

         (B) any third party (other than to UPC or any subsidiary of UPC or the group consisting of Abel Holtz, Fana Holtz, Daniel M. Holtz and Javier J. Holtz (the "Family"), provided that no member of the Family increases his or her beneficial ownership of outstanding Capital Common Stock (other than as a result of exercise of options outstanding as of the date of the Option Agreement) such that the aggregate beneficial ownership of the Family as of the date of the Option Agreement increases by more than 1%) acquires, or obtains the right to acquire, beneficial ownership of 25 percent or more of the outstanding shares of Capital Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or breach of any covenant by Capital (each a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (A) the commencement by any third party of a tender or exchange offer to purchase 25 percent or more of the outstanding shares of Capital Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the shareholders of Capital to approve the Agreement, the failure to hold a meeting of the Capital shareholders to approve the Agreement, or the withdrawal or modification in a manner adverse to UPC, of the recommendation of Capital's Board of Directors with respect to the Agreement (each a "Preliminary Purchase Event"); (iii) 12 months after the termination of the Agreement by UPC pursuant to a Default Termination; or (iv) 12 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         The Agreement also sets forth that:

                 (i) A holder's (including UPC's) Total Profit relating to the Option may not exceed $18 million and, if it otherwise would exceed such amount, the holder, at its sole election, shall either (A) reduce the number of shares of Capital Common Stock subject to the Option, (B) deliver to Capital for cancellation Option Shares previously purchased by UPC, (C) pay cash to Capital, or (D) any combination of the foregoing, so that the holder's actually realized Total Profit shall not exceed $18 million after taking into account the foregoing actions; and

                 (ii) the Option may not be exercised for a number of shares of Capital Common Stock as would, as of the date of exercise, result in a Notional Total Profit of more than $18 million; provided, that nothing in this clause (ii) shall restrict any exercise of the Option permitted hereby on any subsequent date.

         For purposes of the Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) the amount received by the holder pursuant to Capital's repurchase of the Option (or any portion thereof) pursuant to terms set forth in the Agreement; (ii) (A) the amount received by the holder pursuant to Capital's repurchase of Option Shares under the Agreement, less (B) the holder's purchase price for such Option Shares; (iii) (A) the net cash amounts received by the holder pursuant to the sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated person, less (B) the holder's purchase price of such Option Shares; and (iv) any amounts received by the holder on the transfer of the Option (or any portion thereof) to any unaffiliated person.

         For purposes of the Agreement, the term "Notional Total Profit" with respect to any number of shares of Capital Common Stock as to which UPC may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by UPC and its affiliates as of such date, were sold for cash at the closing sale price per share of Capital Common Stock as quoted on the Nasdaq National Market (or, if Capital Common Stock is not then quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by UPC) as of the close of business on the preceding trading day (less customary brokerage commissions).

         At the request of UPC at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of Capital Common Stock, and ending upon the earlier of 12 months immediately thereafter or termination of the Option, Capital will repurchase from UPC (i) the Option, and (ii) all shares of Capital Common Stock purchased by UPC pursuant to the Option Agreement, at a specified price.

         Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of Capital with, or sale by Capital of substantially all of its assets to, a third party (other than UPC or a subsidiary of UPC), the Option must be converted into, or exchanged for, an option, at the election of UPC, of another corporation or Capital (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

         A copy of the Agreement, including the Option Agreement but excluding certain other exhibits, is incorporated by reference herein as Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.    INTEREST IN SECURITIES OF CAPITAL.

         The 1,510,500 shares of Capital Common Stock which are purchasable by UPC upon exercise of the Option are equal to approximately 19.9 percent of Capital Common Stock, based on the 7,562,131 shares of Capital Common Stock issued and outstanding on July 31, 1997 before taking into consideration the 1,510,500 shares of Capital Common Stock that would be issued pursuant to the Option.

         The Option contains anti-dilution provisions which provide that the number of shares of Capital Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Capital Common Stock or the subdivision or reclassification of Capital Common Stock, as set forth in the Option Agreement. If any additional shares of Capital Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option), shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9 percent of the number of shares of Capital Common Stock then issued and outstanding.

         UPC expressly disclaims any beneficial ownership of the shares of Capital Common Stock which are purchasable by UPC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

         Other than as set forth in this Item 5, to the best of UPC's knowledge
(i) neither UPC nor any subsidiary or affiliate of UPC or any of its or their executive officers or directors beneficially owns any shares of Capital Common Stock, and (ii) there have been no transactions in the shares of Capital Common Stock effected during the past 60 days by UPC, nor to the best of UPC's knowledge, by any subsidiary or affiliate of UPC or any of its or their executive officers or directors.

         No other person is known by UPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Capital Common Stock obtainable by UPC upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CAPITAL.

         Other than the Agreement, including the Option Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of UPC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between such persons and any person with respect to any securities of Capital, except as described in the following paragraph.

         In connection with entering into the Agreement, UPC also requested that each member of the Board of Directors of Capital (including Daniel M. Holtz, Fana Holtz, Hugh F. Culverhouse, Jr., Russell W. Galbut, Craig L. Platt, Jeffrey H. Porter, Leon J. Simkins, and Gerald M. Stern) enter into a support agreement (the "Support Agreement") with UPC agreeing (i) not to transfer, sell, assign, convey, or encumber any of the shares of Capital Common Stock which the director owns (the "Shares"), except for transfers (a) by operation of law, by will, pursuant to the laws of descent and distribution or as required by law, (b) to UPC, pursuant to the terms of the Agreement, or (c) where the transferee agrees in writing to be bound by the terms of the Support Agreement, (ii) to vote (or cause to be voted) all of the Shares over which the director has voting authority (other than in a fiduciary capacity) in favor of the Agreement at any meeting of shareholders of Capital called to vote on the Agreement, (iii) to surrender the certificate or certificates representing the Shares over which the director has dispositive authority to UPC upon consummation of the Merger, and (iv) to vote all of the Shares over which the director has voting authority (other than in a fiduciary capacity) against (a) any merger agreement, share exchange, or merger (other than the Merger and the Agreement), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation or winding-up or (b) any amendment of Capital's Articles of Incorporation or Bylaws or other proposal or transaction involving Capital or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger or the transactions contemplated thereby.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         The Agreement and the Option Agreement are incorporated by reference to Exhibits 2.1 and 2.2 of the Current Report on Form 8-K, dated August 12, 1997, filed by Union Planters Corporation (Commission File No. 1-10160). The form of the Support Agreement is included as Exhibit 2.3 to this Schedule 13D.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       UNION PLANTERS CORPORATION



Date:   August 22, 1997               By: /s/ M. KIRK WALTERS
               ---                        --------------------------------------
                                          M. Kirk Walters
                                          Senior Vice President, Treasurer, and
                                          Chief Accounting Officer

                                                              APPENDIX TO ITEM 2


                                                             Principal occupation or employment,
                                  Position with Union        name of business, principal business,
Name                              Planters Corporation       and principal business address
-----------------------           ----------------------     -------------------------------------
Albert M. Austin                  Director                   Chairman
                                                             Cannon, Austin And Cannon, Inc. (real
                                                             estate)
                                                             6685 Poplar Avenue, #200
                                                             Germantown, TN  38138

Edgar H. Bailey                   Vice Chairman              Vice Chairman
                                                             Union Planters Corporation
                                                             6200 Poplar Avenue, HQ4
                                                             Memphis, TN  38119

Marvin E. Bruce                   Director                   Director and Chairman
                                                             TBC Corporation
                                                             (marketer/distributor of auto
                                                             replacement products)
                                                             476 West Racquet Club Place
                                                             Memphis, TN  38117

George W. Bryan                   Director                   Senior Vice President
                                                             Sara Lee Corporation
                                                             (Meat Group Division, meat processor
                                                             and packagor)
                                                             Suite 300
                                                             8000 Centerview Parkway
                                                             Cordova, TN  38018

James E. Harwood                  Director                   President
                                                             Sterling Equities
                                                             (provider of advisory services and
                                                             capital to small businesses)
                                                             Suite 124
                                                             845 Crossover Lane
                                                             Memphis, TN  38117

Parnell S. Lewis, Jr.             Director                   President
                                                             Anderson-Tully Company
                                                             1242 North Second Street
                                                             Memphis, TN  38101

                                                             Principal occupation or employment,
                                  Position with Union        name of business, principal business,
Name                              Planters Corporation       and principal business address
-----------------------           ----------------------     -------------------------------------
C. J. Lowrance, III               Director                   President
                                                             Lowrance Brothers & Company, Inc.
                                                             (planter)
                                                             Highway 61
                                                             Driver, AR  72329

Jackson W. Moore                  President and CEO          President and Chief Operating Officer
                                                             Union Planters Corporation
                                                             7130 Goodlett Farms Parkway
                                                             Memphis, TN  38018

Stanley D. Overton                Director                   Chairman
                                                             Union Planters Bank Of Middle
                                                             Tennessee, N.A. (Bank)
                                                             401 Union Street
                                                             Nashville, TN  37219

J. W. Parker                      Executive Vice President   Executive Vice President and Chief
                                  and Chief Financial        Financial Officer
                                  Officer                    Union Planters Corporation
                                                             Executive Vice President, UPNB
                                                             7130 Goodlett Farms Parkway
                                                             Memphis, TN  38018

Benjamin W. Rawlins, Jr.          Chairman of the Board      Chairman of the Board, Chief Executive
                                                             Officer, CEO of UPNB
                                                             Union Planters Corporation
                                                             7130 Goodlett Farms Parkway
                                                             Memphis, TN  38018

V. Lane Rawlins                   Director                   President
                                                             University of Memphis
                                                             Memphis, TN  38152

Donald F. Schuppe                 Director                   DFS Service Company
                                                             6448 Winfrey Place
                                                             Memphis, TN  38120

Mike P. Sturdivant                Director                   President
                                                             Due West Gin Co., Inc. (cotton
                                                             ginning); Investor, Chairman,
                                                             Executive (various entities)
                                                             P.O. Box 230
                                                             Glendora, MS  38928

                                                             Principal occupation or employment,
                                  Position with Union        name of business, principal business,
Name                              Planters Corporation       and principal business address
-----------------------           ----------------------     -------------------------------------
Richard A. Trippeer, Jr.          Director                   President
                                                             R.A. Trippeer, Inc. (investments)
                                                             Suite 300
                                                             5865 Ridgeway Center Parkway
                                                             Memphis, TN  38120

M. K. Walters                     Senior Vice President      Senior Vice President, Chief
                                  and Chief Accounting       Accounting Officer, Treasurer
                                  Officer                    Union Planters Corporation
                                                             Senior Vice President, UPNB
                                                             7130 Goodlett Farms Parkway
                                                             Memphis, TN  38018

Spence L. Wilson                  Director                   President
                                                             Kemmons Wilson, Inc.
                                                             (provider of management advisory
                                                             services and venture capital,
                                                             developer of residential and
                                                             commercial real estate, and thrift
                                                             hold company)
                                                             1629 Winchester Road
                                                             Memphis, TN  38116